Exhibit 21.1

Subsidiaries of Blue Bird Corporation
September 29, 2018

Organized under the laws of:
Subsidiaries that are 100% owned
School Bus Holdings Inc.	Delaware
Peach County Holdings Inc.	Delaware
Blue Bird Global Corporation	Delaware
Blue Bird Body Co.	Georgia
Canadian Blue Bird Coach, Ltd.	Canada
Subsidiaries that are 50% owned
Micro Bird Holdings, Inc.	Canada
Corporation Micro Bird Inc.	Canada
Micro Bird USA Corporation	New York